Exhibit 99.5

Execution Version

COOPERATION AGREEMENT

This Agreement, dated as of February 27, 2026, is made and entered into by and among SOL Strategies Inc. (the “Company”) and Max Kaplan and Antanas Guoga (collectively the “Investor Group”, with each member of the Investor Group being referred to individually as an “Investor”). The Investor Group and the Company are collectively referred to as the “Parties”.

WHEREAS, as of the date of this Agreement, each Investor beneficially owns or exercises control or direction over the common shares (“Common Shares”) and other securities in the capital of the Company, as set forth in Schedule A;

WHEREAS the Company and the Investor Group believe that it is in the best interests of the Company and its shareholders for the Parties to come to an agreement with respect to the slate of directors to be put to shareholders of the Company at the Company’s annual general and special meeting of shareholders to be held on March 31, 2026 (the "Meeting");

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.            Board and Meeting Matters.

(a)	Meeting. The Company will hold the Meeting, being its 2026 annual general and special meeting of shareholders, on March 31, 2026, without adjournment, postponement or rescheduling thereof.

(b)	Board Composition. The Company agrees that the board of directors of the Company (the “Board”) shall unanimously determine by a resolution of the Board that the number of directors to be elected at the Meeting will be seven, and seven directors (and no more or less) will be elected at the Meeting. The Parties hereby agree that the following seven individuals shall be nominated by or at the direction of the Board at the Meeting: Luis Berruga, Jon Matonis, Michael Hubbard, Rubsun Ho, Jose Calderon, Dennis Logan (the “Investor Nominee”), and Laszlo Borsai (the “Mutual Nominee” and, together with the other proposed directors, the “Proposed Slate”).

(c)	Solicitation. At the Meeting, the Company agrees to recommend, support, and solicit proxies for the election of all members of the Proposed Slate at the Meeting, each in the same manner.

(d)	Replacement Nominees. If the Investor Nominee or the Mutual Nominee is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason prior to the date that is 12 months from the date of the Meeting, then, subject to the Investor Group beneficially owning or exercising control or direction over at least 15% of the then-outstanding Common Shares (on a non-diluted basis, and to be evidenced by the Investor Group certifying such to the Company), (i) in the case of the Investor Nominee, the Investor Group (after reasonable consultation with the Company) shall be entitled to designate another individual to replace the Investor Nominee, and (ii) in the case of the Mutual Nominee, the Investor Group and the Company shall work together to appoint a nominee to be agreed upon among the Parties, in each case who has relevant financial and business experience and is “independent” (as defined under applicable Canadian securities laws and the rules of any stock exchange or quotation system on which any securities of the Company are listed and posted for trading or quoted, as applicable) of the Company, in which case the Board will promptly appoint the individual as a director of the Company to serve for the remainder of the term in the place of the Investor Nominee or the Mutual Nominee, as applicable.

(e)	Committees.

(i)	As soon as practicable following the appointment or election, as applicable, of the Investor Nominee to the Board, the Board and all applicable committees of the Board shall take all action necessary to appoint the Investor Nominee to the Audit Committee. The Investor Group hereby confirms that the Investor Nominee is “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees.

(ii)	Subject to applicable law and the rules of the Canadian Securities Exchange and the Nasdaq Global Select Market and any other stock exchange on which the Common Shares are then listed, the Board and all applicable committees of the Board shall give the Investor Nominee and the Mutual Nominee the same due consideration for membership to each other committee of the Board as any other independent director.

(f)	Benefits. The Company agrees that, upon appointment or election to the Board, the Investor Nominee and Mutual Nominee shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the other directors on the Board, (ii) the same compensation for their service and reimbursement of expenses, in each case, on the same basis as all other non-management Board members, and (iii) equity-based compensation grants and such other benefits on the same basis as all other non-management Board members.

(g)	Board Policies and Procedures. The Parties acknowledge that the Investor Nominee and Mutual Nominee, upon appointment or election to the Board, shall be governed by all of the same policies, procedures, processes, codes, rules, standards and guidelines applicable to all Board members.

(h)	Expenses. The Company hereby agrees to reimburse the each of the Investors for all reasonable and documented out-of-pocket and legal expenses (up to a maximum of CAD$ [Redacted – Commercially Sensitive Information]) incurred in connection with the preparation and negotiation of this Agreement and all matters related to the Meeting and the requisition thereof. The Company shall pay such expenses promptly upon presentation of an invoice.

(i)	Survival. The obligations of the Company provided for under this Section 1 will survive the termination of this Agreement and will remain in full force and effect.

2.            Management Matters

(a)	Appointment of CEO and CSO. The Company has been advised by all current members of the Board that they are in favour of appointing Michael Hubbard as full-time Chief Executive Officer of the Company and Steve Ehrlich as Chief Strategy Officer of the Company, in each case subject to the negotiation of compensation arrangements between the Board or applicable committee thereof and the applicable individual, and in each case no later than as soon as reasonably practicable following the Meeting.

(b)	Strategic Review. The Company will conduct a strategic review of its operations and business plan, which review shall be led by management (including Max Kaplan) and supported by the Board, and which shall be presented to the Investor Group by no later than March 31, 2026. The Company shall in good faith consider the feedback received from the Investor Group following such presentation.

3.            Voting Commitment. At the Meeting, the Investor Group agrees to (i) be represented in person or by proxy at such shareholders’ meeting or otherwise cause all Common Shares that the Investor Group beneficially owns or exercises control or direction over to be counted as present for purposes of establishing a quorum, (ii) vote, or cause to be voted, all Common Shares that the Investor Group beneficially owns or exercises control or direction over on the Company’s proxy or voting instruction form in favour of each of the directors nominated by the Board and recommended by the Board for election to the Board (and not in favour of any other nominees for election to the Board), and (iii) not execute any proxy or voting instruction form in respect of the Meeting other than the proxy or voting instruction form being solicited by or on behalf of management of the Company; provided, that each Investor shall have the right in its sole discretion, to terminate this Agreement upon written notice given to the Parties, if the Company completes, enters into an agreement with respect to, or publicly announces that it plans to enter into, or any other person publicly announces that it plans to enter into any agreement, transaction or make a proposal to Company shareholders regarding, any arrangement, amalgamation, merger, consolidation, share exchange, reorganization, recapitalization, share issuance, takeover-bid, change of control, asset sale or other similar transaction involving the Company or the Company’s shareholders, other than share issuances pursuant to (a) the terms of agreements previously entered into by the Company or the conversion or exchange of securities previously issued by the Company; or (b) equity financings involving the issuance of a number of Common Shares equal to or lesser than 20% of the number of Common Shares issued and outstanding on the date hereof.

4.            Transfer of Common Shares. From the date hereof until February 27, 2026 (the record date for the Meeting), no Investor shall, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed): sell, assign, transfer or otherwise dispose of (collectively, a “Transfer”) Common Shares to any person, other than: (a) Transfers to Affiliates; provided, that the transferor Investor shall remain responsible for the covenants, agreements and obligations applicable to it under this Agreement notwithstanding any such Transfer; or (b) Transfers: (i) by way of deposit under a bona fide take-over bid in respect of the Common Shares made in compliance with Securities Laws; or (ii) in connection with a statutory plan of arrangement or other business combination involving the Company.

5.            Representations and Warranties of the Company. The Company represents and warrants to the Investor Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6.            Representations and Warranties of the Investors. Each Investor severally, and not jointly or jointly and severally, represents and warrants to the Company that (a) as of the date hereof, each Investor beneficially owns or exercises control or direction over, directly or indirectly, only the number of Common Shares as described opposite its name in Schedule A, and Schedule A includes all Affiliates of any such Investor that beneficially own or exercise control or direction over securities of the Company and reflects all Common Shares in which such Investor has any interest or right to acquire, whether through derivative securities, voting agreements or otherwise, (b) this Agreement has been duly and validly authorized, executed and delivered by the Investor, and constitutes a valid and binding obligation and agreement of the Investor, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the Investor has the authority to execute this Agreement on its behalf and the Investors, and to bind such Investors to the terms hereof, and (d) execution, delivery, and performance of this Agreement by the Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Investor is a party or by which it is bound.

7.            Public Disclosure.

(a)	Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release announcing this Agreement substantially in the form attached hereto as Schedule B (the “Press Release”). Prior to the issuance of the Press Release, neither the Company nor any Investor shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates shall make any public statement (including in any filing required under applicable Canadian securities laws) concerning the subject matter of this Agreement that is inconsistent with the Press Release, except to the extent that such public statement relates to an effort by either Party to enforce its rights pursuant to this Agreement in accordance with this Agreement or to any statement made in any court materials filed in connection with any action to enforce this Agreement.

(b)	Following the execution of this Agreement, the Company shall (i) prepare a mutually agreeable Form 51-102F3 Material Change Report regarding the entry into this Agreement to be filed with the applicable Canadian securities regulatory authorities and (ii) file a copy of this Agreement with the applicable Canadian securities regulatory authorities.

8.            No Compensation Arrangements. The Investors will not, directly or indirectly, compensate or agree to compensate the Investor Nominee or the Mutual Nominee for his or her service as a director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to the Company or its securities.

9.            Specific Performance. The Investor Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that any Investor Group, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

10.            Notice. Any notices, consents, determinations, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is electronically generated and kept on file by the sending Party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company:

Name:	SOL Strategies Inc.
Address:	217 Queen Street W., Suite 401
Toronto, ON M5V 0R2

Email:	[Redacted – Contact Information]
Attn:	Luis Berruga

with a copy to (which copy alone shall not constitute notice):

Name:	Fasken Martineau DuMoulin LLP
Address:	333 Bay Street, Suite 2400, Bay Adelaide Centre
Toronto, ON M5H 2T6 Canada

Email:	[Redacted – Contact Information]
Attn:	Daniel Fuke

If to Max Kaplan:

Name:	Max Kaplan
Address:	[Redacted – Contact Information]
Email:	[Redacted – Contact Information]

If to Antanas Guoga:

Name:	Antanas Guoga
Address:	[Redacted – Contact Information]
Email:	[Redacted – Contact Information]

11.            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as an Ontario contract.

12.            Jurisdiction. Each Party agrees (a) that any legal proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such legal proceeding in the Province of Ontario on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any order duly obtained from an Ontario court as contemplated by this Section 13.

13.            Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings and representations, whether oral or written, of the Parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings, oral or written, between the Parties other than those expressly set forth herein.

14.            Waiver. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

15.            Remedies. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity.

16.            Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

17.            Term and Termination. Except as otherwise provided in this Agreement, this Agreement shall immediately and automatically terminate in its entirety and no Party hereunder shall have any further rights or obligations under this Agreement on the earlier of (a) March 31, 2026, and (b) the termination of this Agreement pursuant to Section 3; provided, however, that this Section 17 shall not relieve any Party and no Party shall be released from any liability for any breach of this Agreement that occurred prior to the termination of this Agreement.

18.            Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

19.            Successors and Assigns. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

20.            No Third-Party Beneficiaries. The representations, warranties and agreements of the Parties contained herein are intended solely for the benefit of the Party to whom such representations, warranties or agreements are made, and shall confer no rights, benefits, remedies, obligations, or liabilities hereunder, whether legal or equitable, in any other person or entity, and no other person or entity shall be entitled to rely thereon.

21.            No Joint Action. The Company and the Investors each acknowledge and agree that the Investors are not acting jointly or in concert (as such term is defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids) with each other or with any other person in connection with the matters contemplated by this Agreement. Nothing in this Agreement shall be deemed to create a "group," partnership, or joint venture, or to require any Investor to act in concert with the Company or any other shareholder with respect to the voting or Transfer of any securities of the Company.

22.            Several Liability. All obligations, covenants, and liabilities of the parties under this Agreement are several and not joint or collective. No Party shall be liable for any breach of this Agreement by any other party, and the failure of any party to perform its obligations hereunder shall not excuse or otherwise affect the performance by any other party of its respective obligations.

23.            Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by email in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

24.            Expenses. Except as provided for in Section 1(h), all fees, costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such fee, cost or expense.

[Signature page follows]

IN WITNESS WHEREOF the Parties have duly executed and delivered this Agreement as of the date first written above.

SOL STRATEGIES INC.

by	“Luis Berruga”
	Name:	Luis Berruga
	Title:	Chair of the Board of Directors

by	“Max Kaplan”
	Name:	Max Kaplan

by	“Antanas Guoga”
	Name:	Antanas Guoga

Signature Page to Cooperation Agreement

Schedule A

Investor Group Shareholdings

Name of Person or Entity	Number of Securities
Antanas Guoga	[Redacted – Personal Information]
Max Kaplan	[Redacted – Personal Information]

Schedule B

Form of Press Release

See attached.

SOL Strategies Announces Proposed Board Transition

Refreshed Board Slate Having Support of Requisitioning Shareholders to be Proposed at AGM

Toronto, Ontario--(Newsfile Corp. - February 27, 2026) - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) (“SOL Strategies” or the “Company”), one of the first publicly traded companies dedicated to growing and building the Solana economy, today announced a refreshed board slate to be presented to shareholders at its Annual General Meeting of Shareholders (AGM) on March 31, 2026, as well as the resolution of recently raised shareholder concerns.

The Company’s proposed board slate for the upcoming AGM includes two new independent directors: Laszlo “Les” Borsai and Dennis Logan. Both bring significant expertise in digital assets, corporate finance, and public company governance. The remainder of the proposed slate will include five of the Company’s incumbent directors, being Luis Berruga (Chairman), Michael Hubbard (Interim Chief Executive Officer), Jon Matonis, Rubsun Ho, and Jose Calderon.

Additionally, Ungad Chadda announced he will not stand for reelection at the AGM. Following the AGM, Mr. Logan will be appointed to the Company’s Audit Committee in Mr. Chadda’s place. Mr. Chadda will continue to support the Company as a Special Advisor to the Board for a six-month transition period, providing counsel on audit and regulatory matters.

The proposed board changes reflect the cooperation agreement (the “Cooperation Agreement”) entered into with concerned shareholders Max Kaplan and Tony Guoga (the “Concerned Shareholders”) following a constructive dialogue and collaborative review of their concerns, a copy of which will be filed under the Company’s profile at www.sedarplus.ca. The concerned shareholders have agreed to vote in favour of the proposed board slate at the AGM. In the event that either Mr. Logan or Mr. Borsai is unable or unwilling to serve on the Board during the 12 months following the AGM, the Concerned Shareholders will have the right, in the case of Mr. Logan, to appoint a replacement director, and in the case of Mr. Borsai, to work with the Company to determine a replacement director agreeable to both the Company and the Concerned Shareholders.

The Cooperation Agreement also provides that, no later than as soon as reasonably practicable following the Meeting, Michael Hubbard will be appointed as full-time Chief Executive Officer and Steve Ehrlich, currently the Company’s Head of Capital Markets, will be appointed as Chief Strategy Officer.

“We value open communication with our shareholders and appreciate the constructive engagement that led to this agreement,” said Michael Hubbard, Interim Chief Executive Officer of SOL Strategies. “Our focus remains on executing our infrastructure strategy and delivering value for stakeholders. This resolution and bringing Les and Dennis on board strengthen our governance while letting us stay focused on execution.”

“I want to thank Ungad for his services and contributions,” said Luis Berruga, Chairman of the Board. “It is under his chairmanship of the audit committee that the company obtained a successful PCAOB audit and NASDAQ listing. He will remain engaged as an advisor to ensure continuity, which matters. I’m also excited to welcome Les and Dennis, whose combined expertise in digital assets and capital markets positions us well for what’s next.”

The Concerned Shareholders have confirmed to the Company that they are not, and have not been, acting jointly or in concert with each other or any other person or company for the purposes of Canadian securities laws in connection with their respective investments in the Company or the matters contemplated by the Cooperation Agreement.

Proposed New Directors

Laszlo “Les” Borsai brings extensive experience at the intersection of digital assets and entertainment. An early participant in the cryptocurrency industry, Borsai advised Ripple Labs beginning in 2013 and made early-stage investments in Ethereum, XRP, Tezos, and NFT projects. He co-founded Wave Digital Assets in 2018, an SEC-registered investment advisory firm specializing in digital asset venture capital and wealth management.

Dennis Logan is a financial executive with deep experience in corporate finance and public company management. He currently serves as Chief Financial Officer of American Tungsten Corp., Sterling Metals Corp. and BTU Metals Corp., and has held CFO roles at multiple public companies, including Planet 13 Holdings Inc. Mr. Logan is a CPA, CA (Chartered Accountant) and a Member of CPA Ontario (formerly the Institute of Chartered Accountants of Ontario).

The Company will publish its management information circular for the Annual General Meeting in early March, which will include the complete proposed slate of directors and recommendations for shareholder consideration.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company’s related material documents regarding the Company may be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company’s or the Company’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company’s business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved”.

Forward-looking statements in this news release include statements regarding the holding of the Annual General Meeting, the publication of the management information circular, the election of directors, the support of concerned shareholders for the Company’s recommended proposals, and Mr. Chadda’s continued service as a Special Advisor to the Board. There is no assurance that the Company’s plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management’s beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the “Foundation”), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/285748